

April 21, 2015

Via E-mail
Mr. Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 160
Gaithersburg, MD 20878

>   **Re: OpGen, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 17, 2015**
>   **File No. 333-202478**

Dear Mr. Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2015 letter.

General

1. We note the statement in the free writing prospectus filed on April 17, 2015 that "OpGen is not trying to compete in the acute care rapid test environment." However, we also note statements in the Summary and elsewhere in the Form S-1 that your products are designed to "rapidly identify hospital patients who are colonized or infected…" Please revise to clarify the intended market for your Acuitas MDRO test.

Executive Officers, page 91

2. We note your new disclosure regarding Mr. Dec's interim employment. Please revise to address Mr. Dec's business experience between December 2012 and January 2014. Refer to Item 401(e)(1) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Mary J. Mullany, Esq.
          Ballard Spahr LLP